UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

RUTH’S HOSPITALITY GROUP, INC.

(Name of Subject Company (issuer))

RUBY ACQUISITION CORPORATION

(Offeror)

an indirect, wholly owned subsidiary of

DARDEN RESTAURANTS, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

783332109

(CUSIP Number of Class of Securities)

Matthew R. Broad

Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

Darden Restaurants, Inc.

1000 Darden Center Drive

Orlando, FL 32837

Telephone: (407) 245-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Gary E. Thompson

Steven M. Haas

Hunton Andrews Kurth

Riverfront Plaza, East Tower

951 East Byrd Street

Richmond, VA 23219

Telephone: (804) 788-8787

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Going-private transaction subject to Rule 13e-3.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Ruby Acquisition Corporation, a Delaware corporation (“Purchaser”), and Darden Restaurants, Inc., a Florida corporation (“Parent”), with the U.S. Securities and Exchange Commission on May 16, 2023 (as amended and together with any subsequent amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of Ruth’s Hospitality Group, Inc., a Delaware corporation (the “Company” and such shares, the “Shares”), at a price of $21.50 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 16, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Purchaser is an indirect, wholly owned subsidiary of Parent. This Amendment is being filed on behalf of Parent and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEMS 5, 6 AND 11. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS; PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS; ADDITIONAL INFORMATION.

The Offer to Purchase and Items 5, 6 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By deleting the first paragraph of the subsection entitled “Potential Future Arrangements” of Section 11 of the Offer to Purchase in its entirety and replacing it with the following paragraph:

“On May 31, 2023, the Company entered into an employment agreement with Cheryl Henry, current Chairperson of the Board, President and Chief Executive Officer of the Company, that will be effective as of the effective time. Under the employment agreement, Ms. Henry will remain employed with the Company and (i) have the title of Brand President, (ii) receive a base salary of $550,000, (iii) in lieu of continued participation in the Company’s Home Office Bonus Program for the remainder of 2023, receive a target annual bonus equal to 70% of her base salary, which will be earned based on the achievement of Darden financial objectives, but with a guaranteed payment of at least the pro rata portion of $385,000 for the period of active employment, provided the terms of the bonus plan are met, and including a pro-rata payment if she is terminated due to death or disability, (iv) receive a Parent Long Term Incentive stock award with a target value of $750,000 that vests on varying pro-rata or full terms if she is terminated without cause or due to death or disability, and (v) vest in her right to receive the severance benefits (excluding the prorated share of her Home Office Bonus for the year of termination, which will be forfeited) pursuant to her current employment agreement, a portion of which will be paid in a cash lump sum immediately following the closing, and the change in control payment pursuant to her current employment agreement. For additional information, please refer to the Schedule 14D-9, which includes a copy of Ms. Henry’s employment agreement as an exhibit.”

ITEM 11. ADDITIONAL INFORMATION.

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	By deleting the first paragraph of the subsection entitled “Antitrust Compliance” of Section 16 of the Offer to Purchase in its entirety and replacing it with the following paragraph:

“Parent and the Company filed Premerger Notification and Report Forms with the FTC and the DOJ relating to Parent’s proposed acquisition of the Company on May 15, 2023. The waiting period under the HSR Act expired on May 30, 2023, at 11:59 p.m., New York City time. Accordingly, the condition to the Offer requiring that any waiting period under the HSR Act (including all extensions thereof) applicable to the consummation of the Offer and the Merger has expired or been terminated has been satisfied. The Offer continues to be subject to the remaining conditions set forth in the Offer to Purchase.”

2.

By deleting the sentence of the subsection entitled “Legal Proceedings Relating to the Tender Offer” of Section 16 of the Offer to Purchase in its entirety and replacing it with the following paragraphs:

“In connection with the Offer and Merger Agreement, 6 complaints have been filed as individual actions in United States District Courts. On May 19, 2023, Russell Wolfe, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wolfe v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04172 (the “Wolfe Complaint”). On May 22, 2023, Ryan O’Dell, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned O’Dell v Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04253 (the “O’Dell Complaint”). On May 22, 2023, John Thompson, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Thompson v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04254 (the “Thompson Complaint”). On May 23, 2023, Robert Wilheim, a purported stockholder of the Company, filed a complaint in the United States District Court for the District of Delaware, captioned Wilheim v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-00562-UNA (the “Wilheim Complaint”). On May 24, 2023, Jacob Wheeler, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Wheeler v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04354 (the “Wheeler Complaint”). On May 26, 2023, David Kaufman, a purported stockholder of the Company, filed a complaint in the United States District Court for the Southern District of New York, captioned Kaufman v. Ruth’s Hospitality Group, Inc. et al, Case No. 1:23-cv-04454 (the “Kaufman Complaint” and together with the Wolfe Complaint, the O’Dell Complaint, the Thompson Complaint, the Wilheim Complaint and the Wheeler Complaint, the “Complaints”). The Complaints allege, among other things, that the defendants (the Company and the Company Board) violated Sections 14(d), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder by omitting and/or misrepresenting certain material facts relating to the transaction contemplated by the Merger Agreement from the Schedule 14D-9 filed by the Company on May 16, 2023. The Complaints seek, among other relief, (i) injunctive relief preventing the consummation of the Merger, (ii) recission of the Merger Agreement or rescissory damages, (iii) other damages purportedly incurred on account of the alleged omissions or misstatements, and (iv) an award of plaintiff’s costs and disbursements of the action, including attorneys’ and expert fees and expenses. Certain demand letters have also been sent to the Company by purported stockholders making similar allegations.

The outcome of the matters described above cannot be predicted with certainty. Additional complaints or demand letters may be filed against or received by the Company, the Company Board, Parent and/or Purchaser in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed or demand letters received, absent new or different allegations that are material, the Company, Purchaser or Parent will not necessarily announce such additional complaints or demand letters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2023

DARDEN RESTAURANTS, INC.

By:	/s/ Matthew R. Broad
Matthew R. Broad
Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary

RUBY ACQUISITION CORPORATION

By:	/s/ Matthew R. Broad
Matthew R. Broad
President